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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                                  PixTech, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   72583K 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


 Yves Morel, Avenue Olivier Perroy, 13790 Rousset, France, 011-33-4-42-29-10-00
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 APRIL 27, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No     72583K 10 9
         -------------------
________________________________________________________________________________

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). United Microelectronics Corporation
                                    --------------------------------------------
________________________________________________________________________________

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)
               -----------------------------------------------------------------
            (b)
               -----------------------------------------------------------------
________________________________________________________________________________

      3.    SEC Use Only
                        --------------------------------------------------------
________________________________________________________________________________

      4.    Source of Funds (See Instructions) WC
                                                 -------------------------------
________________________________________________________________________________

      5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)
                              --------------------------------------------------
________________________________________________________________________________

      6.    Citizenship or Place of Organization Taiwan, Republic of China

            --------------------------------------------------------------------
________________________________________________________________________________

Number of        7.     Sole Voting Power   10,431,470
Shares                                   ---------------------------------------
Beneficially    ________________________________________________________________
Owned by Each
Reporting        8.     Shared Voting Power    0
Person With                                -------------------------------------
________________________________________________________________________________

      9.    Sole Dispositive Power 10,431,470
                                  ----------------------------------------------
________________________________________________________________________________

      10.   Shared Dispositive Power    0
                                    --------------------------------------------
________________________________________________________________________________

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
            10,431,470
            --------------------------------------------------------------------
________________________________________________________________________________

      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares: X
                                                                             ---
            (See discussion in Item 3 below).

________________________________________________________________________________

      13.   Percent of Class Represented by Amount in Row (11)    19%
                                                              ------------------
________________________________________________________________________________

      14.   Type of Reporting Person (See Instructions)     CO
                                                       -------------------------
________________________________________________________________________________

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
________________________________________________________________________________

PREAMBLE

      This Amendment No. 3 to the Schedule 13D amends the Schedule 13D initially filed on February 21, 1997. This Amendment is being filed as a result of UMC's purchase of an additional 9,320,359 shares of Pixtech Common Stock.

ITEM 1. SECURITY AND ISSUER.

(a) The title of the class of equity securities to which this statement relates is Common Stock.

(b) The name and address of the principal executive offices of the issuer of such securities is: PixTech, Inc. ("PixTech"), Avenue Olivier Perroy, 13790 Rousset, France.

ITEM 2. IDENTITY AND BACKGROUND.

      This statement is being filed by United Microelectronics Corporation ("UMC").

(a)   Name of Person Filing: United Microelectronics Corporation ("UMC").

(b) Address of Principal Business: 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.

(c)   Principal Business: Manufacturer of semiconductor wafers.

(d) Criminal Proceedings: During the last five years, neither UMC nor any executive officer or director of UMC has been convicted in any criminal proceeding.

(e) Civil Proceedings: During the last five years, neither UMC nor any executive officer or director of UMC has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)   Place of Organization: Taiwan, Republic of China.

Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of UMC.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of the Schedule 13D is supplemented as follows:

UMC used US$15,000,000 of UMC working capital to purchase 9,320,359 shares of Pixtech stock. As a result, UMC's total ownership of Pixtech common stock increased to 10,431,470. As disclosed in Amendment No. 2, Unipac Optoelectronics Corporation ("Unipac") also owns 12,427,146 shares of Pixtech common stock. UMC owns approximately 40.7% of Unipac's outstanding shares. Shares owned by Unipac are not included in the number of shares reported above.

ITEM 4. PURPOSE OF TRANSACTION.

UMC presently holds the Securities as an investment. Depending upon UMC's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, UMC will from time to time explore opportunities for liquidating all or a portion of the Securities, through one or more sales pursuant to public or private offerings or otherwise. UMC may determine to retain some portion of the Securities as an investment.

ITEM 5. INTEREST IN SECURITIES OF PIXTECH.

      Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) Number of Shares Beneficially owned: UMC beneficially owns 10,431,470 shares of PixTech Common Stock as a result of a transaction dated February 29, 2000 (See Exhibit 2).

      Percent of Class: 19%.

(b) Number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition: 10,431,470.

(c) Other than the transaction described herein, UMC has not effected any transactions in the class of securities reported on during the past sixty days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF PIXTECH.

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Common Stock Purchase Agreement dated October 6, 1999 between Unipac Optoelectronics Corp. and PixTech, Inc.

Exhibit 2: First Amendment dated as of February 29, 2000 to the Common Stock Purchase Agreement dated October 6, 1999 between PixTech, Inc. and Unipac Optoelectronics Corp. and United Microelectronics Corporation.

                                   APPENDIX A


                DIRECTORS OF UNITED MICROELECTRONICS CORPORATION


The following is a list of all members of the Board of Directors of United Microelectronics Corporation. All directors are citizens of the Republic of China.


Name: Robert H.C. Tsao

Business Address: 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan

Principal Occupation: Chairman of UMC Group

Name, principal business and address of corporation or other organization on which employment is conducted: United Microelectronics Corporation, 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan


Name: John Hsuan

Business Address: 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan

Principal Occupation: Chairman of UMC

Name, principal business and address of corporation or other organization on which employment is conducted: United Microelectronics Corporation, 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan


Name: C.J. Liang

Business Address: No. 91 Hen-Yang Rd, Taipei, Taiwan

Principal Occupation: Chairman

Name, principal business and address of corporation or other organization on which employment is conducted: Chiao Tung Bank, No. 91 Hen-Yang Rd, Taipei, Taiwan

Name: Donald Brooks

Business Address: 3F, No. 76, Sec 2, Tun-Hwa S. Rd, Taipei, Taiwan, R.O.C.

Principal Occupation: Board Member

Name, principal business and address of corporation or other organization on which employment is conducted: Hsun-Chieh Investment Corp., 3F, No. 76, Sec 2, Tun-Hwa S. Rd, Taipei, Taiwan, R.O.C.


Name: Ing Dar Liu

Business Address: Unipac Optoelectronics Corporation, No.5, Li-Hsin Road 6, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.

Principal Occupation: Chairman of Unipac Optoelectronics Corporation

Name, principal business and address of corporation or other organization on which employment is conducted: Unipac Optoelectronics Corporation, No.5, Li-Hsin Road 6, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.


Name: Peter T.C. Chang

Business Address: United Microelectronics Corporation, 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan

Principal Occupation: Chief Executive Officer Foundry Operations, UMC

Name, principal business and address of corporation or other organization on which employment is conducted: Hsun-Chieh Investment Corp., 3F, No. 76, Sec 2, Tun-Hwa S. Rd, Taipei, Taiwan, R.O.C.


Name: Jing-Shan Aur

Business Address: United Microelectronics Corporation, 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan

Principal Occupation: Chief Administrative Officer

Name, principal business and address of corporation or other organization on which employment is conducted: Chuin-Li Investment Corp., 3F, No. 76, Sec 2, Tun-Hwa S. Rd, Taipei, Taiwan, R.O.C.

Name: H.J. Wu

Business Address: United Microelectronics Corporation, 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan

Principal Occupation: President of UMC

Name, principal business and address of corporation or other organization on which employment is conducted: Chuin-Tsie Investment Corp., 3F, No. 76, Sec 2, Tun-Hwa S. Rd, Taipei, Taiwan, R.O.C.


Name: Mao-Chung Lin

Business Address: 1F, No. 89, Cheung-An W. Rd, Taipei, Taiwan, R.O.C.

Principal Occupation: President, Sunrox International Inc.

Name, principal business and address of corporation or other organization on which employment is conducted: Sunrox International Inc., 1F, No. 89, Cheung-An
W. Rd, Taipei, Taiwan, R.O.C.


Name: Jack K.C. Wang

Business Address: 23F, No. 98, Sec 2, Tun-Hwa S. Rd, Taipei, Taiwan, R.O.C.

Principal Occupation: Chairman

Name, principal business and address of corporation or other organization on which employment is conducted: Sen Dah Investment Inc., 23F, No. 98, Sec 2, Tun-Hwa S. Rd, Taipei, Taiwan, R.O.C.


Name: C. Y. Huang

Business Address: 14F, Sec. 1, Kee-Lung Rd., Taipei, Taiwan, R.O.C.

Principal Occupation: Chief Representative

Name, principal business and address of corporation or other organization on which employment is conducted: Diawa Institute of Research Ltd., 14F, Sec. 1, Kee-Lung Rd., Taipei, Taiwan, R.O.C.

EXECUTIVE OFFICERS OF UNITED MICROELECTRONICS CORPORATION

The following is a list of all executive officers of United Microelectronics Corporation, excluding executive officers who are also directors. All executive officers are citizens of the Republic of China.

--------------------------------------------------------------------------------

________________________________________________________________________________

POSITION       NAME                       ADDRESS
________________________________________________________________________________
Vice           Andy Chang                 13 Innovation Road I, Science-Based
President of                              Industrial Park, Hsin-Chu City, Taiwan
Sales and
Marketing
________________________________________________________________________________

Chief          Chia-Tsung Stan Hung       3F, No. 76, Sec 2, Tun-Hwa S. Rd.,
Financial                                 Taipei, Taiwan, R.O.C.
Officer
________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   May 10, 2000
     --------------------------------



Signature:


/s/ ROBERT TSAO
-------------------------------------


Name/Title:   Robert Tsao, Chairman   United Microelectronics Corporation
           --------------------------------------------------------------------

                               INDEX TO EXHIBITS




Exhibit
Number                            Description
------                            -----------


1. Common Stock Purchase Agreement dated October 6, 1999 between Unipac Optoelectronics Corp. and PixTech, Inc.

2. First Amendment dated as of February 29, 2000 to the Common Stock Purchase Agreement dated October 6, 1999 between PixTech, Inc. and Unipac Optoelectronics Corp. and United Microelectronics Corporation.